UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

AU Optronics Corp.
(Name of Issuer)

Common Shares, par value NT$10 per share
(Title of Class of Securities)

0000022551
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0000022551	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qisda Corporation (formerly BenQ Corporation)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 663,598,620
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 663,598,620
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,598,620
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.52%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 0000022551	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Darly Venture, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,900,431
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,900,431
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,431
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 0000022551	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Darly 2 Venture, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,621,493
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,621,493
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,493
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 0000022551	13G	Page 5 of 7 Pages

Item 1(a).  Name of Issuer

AU Optronics Corp.

Item 1(b).  Address of Issuer’s Principal Executive Offices

The address of the principal executive offices is No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsin-Chu, Taiwan, the Republic of China.

Item 2(a).  Name of Persons Filing

Qisda Corporation (formerly BenQ Corporation)

Darly Venture, Inc.

Darly 2 Venture, Ltd.

Item 2(b).  Address of Principal Business Office or, If None, Residence

The address of the principal business office of Qisda Corporation is 157 Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, the Republic of China.

The address of the principal business office of Darly Venture, Inc. is 10F.-1, No.382, Daye Rd., Beitou District, Taipei City 112, Taiwan, the Republic of China.

The address of the principal business office of Darly 2 Venture, Ltd. is 10F.-1, No.382, Daye Rd., Beitou District, Taipei City 112, Taiwan, the Republic of China.

Item 2(c).   Citizenship

Qisda Corporation is incorporated under the laws of the Republic of China.

Darly Venture, Inc. is incorporated under the laws of the Republic of China.

Darly 2 Venture, Ltd. is incorporated under the laws of the Republic of China.

Item 2(d).   Title of Class of Securities

Common shares, par value NT$10 per share (the “Shares”.)

Item 2(e).   CUSIP No.

0000022551

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

CUSIP No. 0000022551	13G	Page 6 of 7 Pages

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(J).

Item 4.  Ownership

Qisda Corporation directly owns 663,598,620 Shares, representing approximately 7.52% of the outstanding Shares. Qisda Corporation beneficially owns 2,900,431 Shares and 1,621,493 Shares through Darly Venture, Inc. and Darly 2 Venture, Ltd., respectively. Darly Venture, Inc. is a wholly-owned subsidiary of Qisda Corporation and Qisda owns 98.65% of Darly 2 Venture, Ltd. In effect, Qisda Corporation beneficially owns 668,120,544 Shares, representing approximately 7.57% of the outstanding Shares. Qisda Corporation has sole power to vote and dispose of 668,120,544 Shares.

Qisda Corporation holds 100% of Darly Venture, Inc. which directly owns 2,900,431 Shares, representing approximately 0.03% of the outstanding Shares.  Darly Venture, Inc. has sole power to vote and dispose of 2,900,431 Shares.

Qisda Corporation holds 98.65% of Darly 2 Venture, Ltd. who directly owns 1,621,493 Shares, representing approximately 0.02% of the outstanding Shares.  Darly 2 Venture, Ltd. has sole power to vote and dispose of 1,621,493 Shares.

Item 5.  Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

Not applicable.

CUSIP No. 0000022551	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

Qisda Corporation
By:	/s/ K.Y. Lee
	Name:	K.Y. Lee
	Title:	Chairman

Darly Venture, Inc.
By:	/s/ Eric Ky Yu
	Name:	Eric Ky Yu
	Title:	Chairman

Darly 2 Venture, Ltd.
By:	/s/ Eric Ky Yu
	Name:	Eric Ky Yu
	Title:	Chairman

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Shares of AU Optronics Corp. and further agree that this agreement be included as an exhibit to such filing.  In evidence there of, each of the undersigned hereby executed this Agreement on February 14, 2011.

Qisda Corporation
By:	/s/ K.Y. Lee
	Name:	K.Y. Lee
	Title:	Chairman

Darly Venture, Inc.
By:	/s/ Eric Ky Yu
	Name:	Eric Ky Yu
	Title:	Chairman

Darly 2 Venture, Ltd.
By:	/s/ Eric Ky Yu
	Name:	Eric Ky Yu
	Title:	Chairman